07022496

ICAP

2 April 2007

ICAP plc
2 Broadgate
London EC2M 7UR
Tel: +44 (0) 20 7000 5000
Fax: +44 (0) 20 7000 5975
www.icap.com

SEC MAIL PROCESSING RECEIVED
APR - 9 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Jenny McAuley
Company Secretarial

4/10

Encs:

PRESS RELEASE FROM EXOTIX (ICAP PLC)

Enquires: anthony.payne@peregrinecommunications.co.uk, Tel (Direct): +44 20 7978 6052, Tel (Mobile): +44 7930 643 983

ICAP PLC SELLS EXOTIX STAKE TO IPGL

(LONDON, 02 March 2007) – Specialist emerging markets broker and arranger, Exotix Limited ('Exotix'), today announced that 58% of its shares has been bought by private equity investors and employees. The move follows the sale by ICAP of 58% of its shareholding to the employees of Exotix, and to IPGL Limited ('IPGL'), which is a private equity firm focused on financial assets and controlled by Michael Spencer.

Under the new structure, Exotix is owned by IPGL (43%), Exotix employees (37%) and ICAP (retaining 19.9%). In an earlier notice of EGM ICAP announced that it had agreed to sell most of its stake in Exotix to IPGL to reduce the regulatory capital burden on ICAP which would have become unduly onerous as a result of changes in the method of calculation of regulatory capital under the EU Capital Requirements Directive (the "CRD"). The aggregate consideration paid to ICAP is £11 million.

Exotix is a securities firm specialising in broking Emerging Market illiquid debt and equity, boutique investment banking, advisory and structured financial instruments. Exotix's core competence is its specialist understanding of illiquid, distressed, or undervalued debt, equity and alternative investments.

Peter Bartlett, Chief Executive, Exotix said: 'We are delighted by this deal which gives us the stability of our continued relationship with ICAP plc, increased employee ownership and the strategic support and commitment of IPGL. We share IPGL's excitement about the potential growth in our emerging markets niches, and especially for Sub Saharan Africa, the Caribbean, the Middle East and the Balkans.

'IPGL is committed to supporting our growth by investing in people and infrastructure and the expansion of Exotix's product range as we move into equity, private equity and structured products. We have demonstrated a strong track record so far, and have been very busy developing our franchise in all of these markets. We are being awarded more mandates to raise debt and equity capital for emerging market mid-cap companies in countries as far afield as Paraguay, Ghana and Yemen.

'I am pleased that our senior management has been substantially strengthened by David Baskerville, who joins as Chief Operating Officer from ICAP, Sanjeev Chhugani who has joined us from the Africa Banking Corporation to build our advisory and structuring business, especially in Africa and the Middle East, and Christopher Hartland-Peel as an African equity researcher. We expect to make further announcements soon.'

Matt Wreford, Director, IPGL said: 'Our relationship with the Exotix team goes back to 1999 but we are excited to be more closely involved. Peter and his team are highly respected by their clients and we believe that their combination of deep market knowledge and entrepreneurial approach will enable them to build a successful boutique into a market leader.'

END

Enquires:

Anthony Payne, Peregrine Communications
Tel (Direct): +44-20-7978-6052
Tel (Mobile): +44-7930-643-983
anthony.payne@peregrinecommunications.co.uk

Peter Bartlett, Exotix
Tel: +44-20-7532-4561
peter.bartlett@icap.com

Stuart Culverhouse, Exotix
Tel: +44-20-7532-4560
stuart.culverhouse@icap.com

NOTES TO EDITORS

IPGL Limited

IPGL Limited is a private holding company for a variety of business interests, in which Michael Spencer, Chairman of IPGL Limited, and Chief Executive of ICAP plc, is the major shareholder. IPGL's holdings include investments in ICAP, the world's largest inter-dealer broker; City Index, a market leading provider of spread betting and contracts for difference; Numis Securities Limited, the investment banking and stockbroking boutique; and in DDCAP Group, the Islamic finance joint venture with Dawnay, Day. IPGL is investing in Exotix through its wholly owned subsidiary INCAP Finance BV.

About Exotix www.exotix.co.uk

Exotix is a securities firm specialising in broking illiquid loans, equity and bonds, boutique investment banking and Emerging Market alternative investments. Exotix's core competence is a specialist understanding of illiquid, distressed, or undervalued debt while it also grows its business in new product areas such as equities, structuring, advising and placing emerging market investments.

Based in different cities throughout the world: London, New York, Buenos Aires and Jakarta, Exotix is recognised as a market leader in distressed debt of certain African and Latin American countries and several other esoteric markets such as Cuba, Bosnia and North Korea.

Exotix has a global client base largely comprising of hedge funds, asset managers, banks and other institutional investors interested in emerging markets investments.

Press Release

ICAP Pre Close Period Trading Statement

London, 29 March 2007. ICAP plc (IAP.L), the world's largest interdealer broker, announces the following trading update ahead of the close period for its financial year ending 30 March 2007. ICAP's preliminary results will be announced on 23 May 2007.

ICAP enjoyed an active end to the financial year benefiting from the significant rise in market volatility and volumes. These volatile conditions were especially prevalent in emerging markets, mortgage backed securities, corporate bonds, credit and equity derivatives. The flight to quality away from many of these asset classes also boosted volumes and benefited our business in government bonds, repo and interest rate swaps.

The active conditions in global financial markets also led to a significant increase in volumes on ICAP's electronic broking platforms (EBS and Brokertec). Daily electronic broking volumes exceeded $1 trillion ($1,000 billion) for the first time on two successive days in March. This $1 trillion of trading activity comprised more than 175,000 transactions on each day by various counterparties in more than 40 countries. Average daily electronic broking volume rose to $678 billion in the second half of the year.

The integration of the ICAP and EBS electronic businesses continues to make good progress. As previously stated, total technology and other related savings are on track to deliver at least $45 million per annum by the financial year ending in March 2009.

ICAP estimates that the combination of ICAP electronic broking and EBS accounts for about 45% of the total global electronic interdealer broking revenues in 2006. Given its growth profile, it is estimated that the proportion of ICAP's group operating profit coming from the electronic broking and information business will increase from approximately a third in the financial year to 30 March 2007 to approaching 40% in the financial year to 30 March 2008. As high volume markets move to electronic broking the electronic business is expected to grow more rapidly than the voice broking business.

ICAP also enjoyed an increasing share of the global interdealer voice broking market revenues in 2006. ICAP continues to focus on developing its businesses in the faster-growing products in energy, transport, credit derivatives, equity derivatives, emerging markets and structured products Growth in these markets has been a key part of the recent success of the Group's voice broking business.

In January 2007 the Group became subject to the new Capital Requirements Directive. ICAP submitted to the FSA an application for a waiver from consolidated supervision under the Directive. The waiver has now been granted and ICAP is not required to deduct goodwill arising on consolidation from the calculation of its Financial Resource Requirement. As a result ICAP is expected to have regulatory capital that exceeds the Requirement by approximately £300 million.

ICAP's strategy is to grow both its voice and electronic businesses, both organically and by selective acquisition. There continue to be a number of opportunities for further consolidation of both voice and electronic broking businesses. ICAP is very well placed to make further acquisitions using its existing financial resources and by raising additional debt financing.

Despite further weakening of the dollar/sterling exchange rate, profit (before tax, amortisation and impairment of intangibles arising on consolidation and exceptional items) for the financial year ending 31 March 2007 is anticipated to be in line with the consensus of the analysts' current forecasts.

Note:

The current forecasts for ICAP plc pre-tax profits referred to in this announcement are based on forecasts of profit before tax, amortisation and impairment of intangibles arising on consolidation and exceptional items provided by six equity analysts. The consensus of those forecasts for the year to March 2007 is £250 million, with a range of £241 million to £256 million, compared with the results for the year to March 2006 when ICAP plc's profits were £204 million. The source of these estimates was Reuters.

Contacts:

Michael Spencer	Group Chief Executive	(44) 20 7050 7400
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
Neil Bennett	Maitland	(44) 20 7379 5151

About ICAP:

ICAP is the world's largest interdealer broker with a daily average transaction volume in excess of $1.5 trillion, more than 50% of which is electronic. The Group is active in the wholesale markets in interest rates, credit, commodities, foreign exchange and equity derivatives. In June 2006 ICAP acquired EBS, the world's leading provider of FX trading and market data solutions. ICAP plc was added to the FTSE 100 Index on 30 June 2006. For more information go to www.icap.com

P R E S S   R E L E A S E

Contacts

Alan Bright
PR Manager
GFI Group Inc.
+ 44 (0)20 7877 8049
alan.bright@gfigroup.co.uk

Mike Sheard
Director of Corporate Affairs
ICAP
+44 (0)20 7050 7103
mike.sheard@icap.com

GFI and ICAP join forces to deliver credit derivative index tranche fixings

First multi-broker fixing to enhance tranche fixing process

London - 28th March 2007 - GFI Group, Inc. (Nasdaq: GFIG) and ICAP plc (LSE: IAP.L) are launching the first multi-broker tradable credit derivative index tranche fixings for the interbank market.

The month-end fixings will be established by dealers inputting prices onto a joint GFI/ICAP platform and follows on from fixings in previous months operated by GFI. The first jointly operated fixing will run on Friday March 30th and the fixing results will be published to participants immediately after the fixing and will be made freely available to users on Bloomberg page GFAU.

"The market has repeatedly asked for a multi-broker fixing process that ensures the broadest market participation, eliminates duplication and prevents any single broker from monopolizing the process", said Julian Swain, managing director - Europe, at GFI Group. "We are very pleased that ICAP, the largest interdealer broker in the world, has joined with us to deliver on this market request."

"The neutral multi-broker process to run these fixings will strengthen the validity and accuracy of the tranche fixing," said Gary Smith, managing director of ICAP Securities in London. "GFI's presence in the credit derivative markets makes them the ideal partner to ensure comprehensive support."

About GFI Group Inc. www.GFIgroup.com

GFI Group Inc. (www.GFIgroup.com) is a leading inter-dealer broker specializing in over-the-counter derivatives products and related securities. GFI Group Inc. provides brokerage services, market data and analytics software products to institutional clients in markets for a range of credit, financial, equity and commodity instruments.

Headquartered in New York, GFI was founded in 1987 and employs more than 1,400 people with additional offices in London, Paris, Hong Kong, Tokyo,

Singapore, Sydney, Seoul, Cape Town, Englewood (NJ), and Sugar Land (TX). GFI provides services and products to over 2,000 institutional clients, including leading investment and commercial banks, corporations, insurance companies and hedge funds. Its brands include GFI™, Starsupply®, GFInet®, CreditMatch®, FENICS® and Amerex®.

About ICAP PLC (www.ICAP.com)

ICAP is the world's premier voice and electronic interdealer broker, delivering specialist intermediary broking services to trading professionals in the wholesale financial markets. The group covers a very broad range of OTC (over-the-counter) financial products and services in Energy, Foreign Exchange, Interest Rates, Credit, Equity markets; as well as data, commentary and indices.

Forward-looking statements

Certain matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words "anticipate," "believe," "estimate," "may," "might," "intend," "expect" and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the parties and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with the development of a centralized clearing mechanism, which may not occur in the timeframe anticipated by the parties or at all or which may not be accepted by market participants or may be subject to competing clearing services. The parties do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE

2 Broadgate
London
EC2M 7UR
United Kingdom

Telephone 020 7029 9000
Facsimile 020 7029 9140
www.ebs.com

EMBARGOED TO 26 March 2007

ICAP launches global e-trading in the New Zealand dollar

London, 26 March 2007 – ICAP (IAP.L) has announced a major drive to provide electronic FX trading in the New Zealand dollar around the globe.

ICAP is introducing the kiwi dollar (NZD) to the EBS electronic spot FX trading platform as a tradable currency against the US dollar so traders can view the NZD tradable pair along with the other major dollar, euro and yen currency pairs, and precious metals, on the same screen.

Trading in NZD has traditionally been relatively illiquid but has grown significantly of late, driven by a number of factors. It is a high yielding currency so has proved particularly popular with investors.

The ICAP-owned EBS platform is the source for global liquidity and trading in the G7 currencies including the US dollar, euro and yen, so traders can deal in the New Zealand dollar on the same screen and platform as the other major global currencies.

The currency is currently traded substantially in Wellington and London. Presenting the New Zealand dollar as a tradable pair on the EBS platform puts the currency in front of thousands more trading institutions across both emerging and developed markets, leading to increased, additional liquidity in this currency.

Darryl Hooker, emerging markets and precious metals manager, ICAP Electronic Broking, said: "We've been working closely with kiwi dollar traders in Wellington to help meet their needs for additional trading opportunities.

.../contd

PRESS RELEASE

2 Broadgate
London
EC2M 7UR
United Kingdom

Telephone 020 7029 9000
Facsimile 020 7029 9140
www.ebs.com

"They told us they need access to the electronic global book on one dealing screen and to price, depth and liquidity and trading in the G7 currencies. Our position as the global provider for the major traded currencies, particularly the US dollar, euro and yen pairs, make us an obvious choice for these traders."

John Body, Head of Markets, ANZ Wellington, said: "The inclusion of the New Zealand dollar into the EBS trading platform further recognises the maturity of the New Zealand capital markets and the increased focus of the global investor community on the New Zealand dollar.

"This platform will further enhance liquidity, benefiting both local importers and exporters and broadening the pool of global investors active in the New Zealand dollar."

The EBS platform is an award-winning screen-based anonymous dealing system for professional spot traders, operating 24 hours a day, seven days a week. The continued increase in volume of deals transacted daily creates unparalleled liquidity and access to a global community of traders, bringing together buyers and sellers, bids and offers in an orderly marketplace.

ICAP has a strong presence in the Asia region, with a major share of the key yen market and offices in Wellington, Sydney, Singapore, Tokyo and Hong Kong.

- ends -

ICAP

PRESS RELEASE

2 Broadgate
London
EC2M 7UR
United Kingdom

Telephone 020 7029 9000
Facsimile 020 7029 9140
www.ebs.com

For further press information:

Europe
Nick Murray-Leslie
Chatsworth Communications
Tel: + 44 (0)20 7681 4070
E-mail: nick@chatsworthcommunications.com

Australasia/Asia
Allison Wright (Hong Kong)
Tel: +852 2164 8880
Email: Allison.Wright@hk.grayling.com

Belinda Tan (Singapore)
Tel: +65 6325 4606
Email: belinda.tan@sg.grayling.com

Japan
Eric Hess
Tel: +81337961135
Email: eric-hess@irjapan.co.jp

North America
Neil Shapiro
Tel: 212-754-5423
Email: neil@intermarket.com

Notes to editors:

About ICAP Foreign Exchange

ICAP is the leading trading venue for spot FX, forward FX, FX options and non-deliverable forwards for both electronic and voice trading.

Combining global access with technological expertise, ICAP Foreign Exchange offers an unparalleled combination of innovative and user-friendly technology aligned with superior customer service and support.

The group's acquisition of EBS brings ICAP customers the optimum trading platform for accessing global liquidity and pricing in the spot FX market. Approximately USD 145 billion in spot foreign exchange is traded over the EBS platform in more than 40 countries each day.

www.icap.com

PRESS RELEASE

2 Broadgate
London
EC2M 7UR
United Kingdom

Telephone 020 7029 9000
Facsimile 020 7029 9140
www.ebs.com

EMBARGOED TO MONDAY 12 MARCH 2007

ICAP introduces e-trading in platinum and palladium in response to market demand as precious metals volumes soar

London, 12 March 2007 **–** ICAP, the world's leading interdealer broker, is launching electronic trading in platinum and palladium.

The ICAP-owned EBS platform is expected to become a global electronic trading venue and source of liquidity for trading platinum and palladium, building on its reputation for e-trading gold and silver.

Platinum will be traded on EBS against the US dollar as XPT/USD and palladium as XPD/USD. Both will be traded as spot unallocated 99.95% purity, on Loco Zurich with minimum tradable amounts of 500 ozs, incremented in units of 500 oz.

Market interest has driven electronic trading in precious metals on the EBS platform up 85% during 2006 on the EBS platform and the pattern is continuing into 2007. EBS overall average daily volumes are USD 145 billion.

Members of global metals exchanges[1] will also be eligible to join the trading community on EBS by building credit relationships to trade directly, or through leased credit from an EBS Prime bank.

The ICAP-owned platform has recently added an API-based trading capability for precious metals which has enabled algorithmic or 'black box' trading for banks and non-banks including hedge funds and added incremental liquidity to the market.

.../contd

[1] Qualifying professional trading clients include all members or clearing members of metals exchanges worldwide: NYMEX, COMEX, TOCOM, MCX, NCDEX, CBOT, LPPM, TurkDEX, DGCX, SGE, CGSE, IGE, and BM&F.

PRESS RELEASE

2 Broadgate
London
EC2M 7UR
United Kingdom

Telephone 020 7029 9000
Facsimile 020 7029 9140
www.ebs.com

Enhanced technology, including prime brokerage relationships facilitated through EBS, has brought dozens of new precious metals trading organisations from both emerging and developed markets to the FX market, from across Continental Europe, North America, Latin America and Asia Pacific.

Darryl Hooker, precious metals manager, EBS, said: "We've seen a net increase in the number of counterparties e-trading precious metals on EBS and are responding to their needs to access the same liquidity and pricing in both platinum and palladium.

"Precious metals traders universally regard price and liquidity as being of paramount importance and we offer single screen access to global counterparties and exceptional liquidity, so they can watch and trade the major global currencies on the same screen."

EBS introduced e-trading in spot precious metals in July 2000 and remains the leading electronic broker in spot gold and silver through the Loco London market.

Traders using EBS gain liquidity and price depth, together with certainty of trade execution and global access to global counterparties and an orderly market. The EBS system was designed for traders, by traders with a user-friendly screen and easy-to-use keypad.

- ends -

For further press information:

Nick Murray-Leslie
Chatsworth Communications
Tel: + 44 (0)20 7681 4070
E-mail: nick@chatsworthcommunications.com

PRESS RELEASE

2 Broadgate
London
EC2M 7UR
United Kingdom

Telephone 020 7029 9000
Facsimile 020 7029 9140
www.ebs.com

Notes to editors:

About EBS

Launched in September 1993 by a group of the world's largest foreign exchange market making banks, EBS is the pre-eminent provider of foreign exchange trading and market data solutions to the professional spot foreign exchange community.

Approximately USD 145 billion in spot foreign exchange, is traded over the EBS Spot Dealing System in more than 40 countries each day.

EBS was acquired by ICAP, the world's largest interdealer broker, in June 2006. The acquisition will combine EBS' strengths in electronic spot foreign exchange with ICAP's Electronic Broking business to create a single global multi-product business with further growth potential and significant economies of scale.

This platform will provide customers with more efficient electronic trade execution, reduced integration costs and give access to broad liquidity across a wide product range.

The EBS solutions portfolio includes:

- EBS®™ Spot (electronic FX spot broking)
- EBS®™ Spot Ai (application program interface (API) between the customer's trading system and the EBS Spot market)
- EBS®™ Prime (access for the interbank and professional trading communities to the best EBS Spot prices from an EBS Prime bank)
- EBS®™ Metals (electronic spot broking for the precious metals market)
- EBS®™ Market Data
    - EBS®™ Live (live streaming prices delivered with minimum latency direct from EBS to the customer's market data distribution platform)
    - EBS®™ Ticker (third-party system distribution of EBS Spot prices)
    - EBS®™ Rates (desktop view of EBS Spot prices, available exclusively through the BLOOMBERG PROFESSIONAL® service)
    - EBS®™ Data Mine (unique and certified historical data from 1997 onwards)

www.icap.com

ICAP PLC

Registered in England & Wales No: 3611426

Notice of Extraordinary General Meeting

NOTICE is hereby given that an Extraordinary General Meeting of ICAP plc (the "**Company**") will be held at 3.00 p.m. on 23 March 2007 at the offices of ICAP plc, 2 Broadgate, London, EC2M 7UR for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

THAT, pursuant to section 320 of the Companies Act 1985, the Company hereby approves the disposal by Godsell, Astley & Pearce (Holdings) Limited of 55.45 per cent. of the issued share capital of Exotix Holdings Limited to Incap Finance BV, being a person connected with a director of the Company, PBAC Limited and, to the extent relevant or applicable, any other non-related third party on the terms and conditions of a share purchase agreement and related documentation ("**Transaction Documents**") in the form produced to the meeting and initialled by the chairman for identification purposes, details of which are set out in the circular sent to the shareholders of the Company on 7 March 2007, and the Company hereby approves such Transaction Documents together with all and any other agreements, arrangements and indemnities necessary or, in the opinion of the Directors of the Company, desirable to effect or implement such disposal, and the Company hereby authorises the Directors of the Company to do all such matters as they consider to be necessary or desirable to implement such agreement and disposal and to agree such amendments or variations to such agreement(s) of an immaterial nature as may be considered necessary or desirable by them.

Registered Office:
2 Broadgate
London
EC2M 7UR

By order of the board

Deborah Abrehart
Secretary

7 March 2007

Note:

1. Only holders of ordinary shares are entitled to attend and vote at the Extraordinary General Meeting. A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him/her.
2. A proxy need not be a member of the Company. A form of proxy is enclosed with this notice and instructions for completion are shown on the form. Forms of proxy need to be deposited with the Company's registrars, Lloyds TSB Registrars, not less than 48 hours before the start of the Extraordinary General Meeting. Completion of a form of proxy does not preclude members attending and voting in person at the Extraordinary General Meeting, should they so wish.
3. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 21 March 2007 shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 21 March 2007 shall be disregarded.
4. A shareholder entitled to attend and vote may appoint a proxy or proxies of their own choice who need not be a member of the Company to attend (and on a poll, to vote) instead of him or her. Forms of proxy must be returned so as to be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BJ, not later than 3.00 p.m. on 21 March 2007, (being 48 hours before the time of the meeting). Appointing a proxy will not preclude a member attending and voting in person at the meeting.

   Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through Lloyds TSB Registrars' website at www.sharevote.co.uk using their personal Authentication Reference Number (this is a series of 24 numbers printed under the shareholder's name on the form). Alternatively, shareholders who have already registered with Lloyds

TSB Registrars' online portfolio service Shareview can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. Full details and instructions on these electronic proxy facilities are given on these websites.

Alternatively, if you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment services. Further details are contained below.

CREST members who wish to appoint a proxy or proxies for the Extraordinary General Meeting, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your ordinary shares in ICAP plc, please send this document, together with the accompanying form of proxy, as soon as possible, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding, you should retain these documents.

ICAP PLC

(Registered in England and Wales No. 3611426)

Notice of EGM in respect of the proposed disposal by Godsell, Astley & Pearce (Holdings) Limited, a wholly owned subsidiary of ICAP plc, of 55.45 per cent. of the shares in Exotix Holdings Limited

---

Your attention is drawn to the letter from the Chairman of ICAP plc which is set out on pages 2 to 4 of this document and recommends you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below. You should read the whole text of this document.

Notice of an Extraordinary General Meeting of ICAP plc, to be held at 3.00 p.m. on Friday 23 March 2007 at the offices of ICAP plc, 2 Broadgate, London EC2M 7UR, is set out at the end of this document. The form of proxy for use at the meeting accompanies this document and, to be valid, should be completed and returned to the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6BJ as soon as possible and, in any event, so as to arrive by no later than 3.00 p.m. on 21 March 2007. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the Extraordinary General Meeting, should they so wish.

LETTER FROM THE CHAIRMAN OF ICAP PLC (the "Company")

Registered in England and Wales, Registration No. 3611426

Registered office: 2 Broadgate, London, EC2M 7UR

Directors: Charles Gregson (Chairman)
Michael Spencer
Nicholas Cosh
Duncan Goldie-Morrison
Matthew Lester
Stephen McDermott
Jim McNulty
William Nabarro
Mark Yallop

7 March 2007

Dear Shareholder

Proposed disposal by Godsell, Astley & Pearce (Holdings) Limited, a wholly owned subsidiary of the Company, of 55.45 per cent. of the shares in Exotix Holdings Limited (the "Transaction") and Notice of Extraordinary General Meeting

Introduction

In order to reduce the regulatory capital burden on the Company and its subsidiaries (the "**Group**"), it is intended for the Company's wholly owned subsidiary, Godsell, Astley & Pearce (Holdings) Limited ("**GAPH**"), to dispose of 55.45 per cent. of the issued share capital of Exotix Holdings Limited ("**EHL**") to parties including Incap Finance BV ("**Incap**") and PBAC Limited ("**PBAC**"). This would reduce GAPH's holding from 75.35 per cent. to 19.9 per cent. of the issued share capital of EHL.

As at the date of the Transaction, EHL will be the holding company of Exotix Limited ("**EL**") and Exotix Investments Limited ("**EIL**") which together comprise the Exotix business ("**Exotix**"). Exotix specialises in the provision of broking, intermediary and advisory services in relation to illiquid or non-performing emerging market securities, including instruments issued by governments and entities in Iraq, Latin America, Sub-Saharan Africa and the developing economies of South East Asia.

Background

The Group is subject to strict minimum limits on its regulatory capital position under the EU Capital Requirements Directive (the "**CRD**"). As a result of changes in the method of calculation of regulatory capital under the CRD, the Directors believe that the regulatory capital requirements attaching to EL and EIL have become unduly onerous in the context of the Group as a whole.

The Directors consider that there are three principal alternative means to address this issue:

1. to issue substantial new equity in order to maintain sufficient regulatory capital to allow it to continue to control Exotix;

2. to wind down Exotix and dispose of its assets; or

3. to reduce the Company's holding to investment level, thereby avoiding the substantial increase in Group regulatory capital, by selling the excess shares and monetising the goodwill associated with Exotix.

Having considered these and other options, the Directors have concluded that it is in the best interests of shareholders as a whole for the Group's holdings in EL and EIL to be reduced to below 20 per cent. of their

respective issued share capitals and the proportionate goodwill returned to the Group in the form of profit on sale.

Immediately prior to the Transaction, GAPH will hold 75.35 per cent. of the share capital of EHL and, in turn, EHL will hold 100 per cent. of each of EL and EIL. Pursuant to the Transaction, it is proposed that GAPH dispose of 55.45 per cent. of the issued share capital of EHL so that its, and therefore the Group's, indirect holding of shares in each of EL and EIL falls below 20 per cent.

Terms of the Transaction

GAPH is proposing to sell 55.45 per cent. of the share capital of EHL. The purchasers under the Transaction will be Incap (a subsidiary of IPGL Limited) and PBAC (a company owned jointly by Peter Bartlett and Andrew Chappell, the executive officers of the Exotix business, and other persons employed in the Exotix business) and may also include other, unrelated third parties. The aggregate consideration will be £10.889 million. The sale and purchase agreement will contain customary warranties and indemnities in favour of Incap (and any unrelated third parties which participate in the Transaction) and limited warranties in favour of the members of PBAC other than Peter Bartlett and Andrew Chappell.

Reason for the Extraordinary General Meeting

More than 50 per cent. of the issued share capital of Incap is held directly and indirectly by Michael Spencer (who is a director of the Company) and his connected persons. Section 320 of the Companies Act 1985 treats Incap as a person connected with that director and requires the Company to obtain prior shareholders' approval for the disposal of part of the Group's holding in EHL to Incap.

A notice convening an extraordinary general meeting to be held at 3.00 p.m. on 23 March 2007 at the offices of ICAP plc, 2 Broadgate, London EC2M 7UR (the "**Extraordinary General Meeting**") is set out at the end of this document. The purpose of the Extraordinary General Meeting is to seek shareholders' approval of Incap's involvement in the Transaction. A form of proxy to be used in connection with the Extraordinary General Meeting is enclosed.

Listing Rules

Michael Spencer is a director of the Company and controls the exercise of more than 30 per cent. of the voting rights in Incap. As a result, the Transaction as it relates to Incap (the "**Incap Transaction**") will constitute a smaller related party transaction for the purposes of the Listing Rules. Accordingly, before the Transaction is entered into, the Company will comply with its obligations (1) to inform the Financial Services Authority (the "**FSA**") in writing of the details of the Incap Transaction, (2) to provide the FSA with written confirmation from an independent adviser acceptable to the FSA that the terms of the Incap Transaction are fair and reasonable as far as the shareholders of the Company are concerned, and (3) to undertake in writing to the FSA to include details of the Incap Transaction in the Company's next published annual accounts, including details of the related party, the value of the consideration for the Incap Transaction and all other relevant circumstances.

Action to be taken

You will find enclosed a form of proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at that meeting, you are requested to complete the form of proxy (in accordance with the instructions printed thereon) and return it to the Company's registrars, Lloyds TSB Registrars, as soon as possible and, in any event, so as to arrive by 3.00 p.m. on 21 March 2007. Completion and return of a form of proxy will not preclude you from attending that meeting and voting in person if you so wish.

Recommendation

In light of his interest in the Transaction, Michael Spencer has agreed (1) not to participate in the Directors' recommendation of the Transaction to shareholders and (2) not to vote at the Extraordinary General Meeting.

The Directors (other than Michael Spencer) consider the Transaction to be in the best interests of shareholders as a whole. Accordingly, the Directors (other than Michael Spencer) unanimously recommend that shareholders vote in favour of the resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings amounting to an aggregate of 869,115 ordinary shares, representing approximately 0.13 per cent. of the Company's current issued share capital.

Yours faithfully,

Charles Gregson
Chairman

END